[Alston & Bird LLP Letterhead]

April 25, 2011
BY EDGAR TRANSMISSION AND U.S. MAIL

Max Webb, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Julie Rizzo

Re: American Honda Receivables LLC (the “Registrant”)
       Registration Statement No. 333-173202

Dear Mr. Webb and Ms. Rizzo:

Today, on behalf of the Registrant, we filed with the U.S. Securities and Exchange Commission (the “Commission”) via the EDGAR system Amendment No. 1 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”). We have also concurrently transmitted via EDGAR a copy of this letter. For your convenience, a paper copy of this letter is being delivered to you, together with five copies of Amendment No. 1, which have been marked to show changes from the Registration Statement as filed March 31, 2011, as well as three clean copies of Amendment No. 1 and the related Exhibits filed with the Registration Statement.

On April 8, 2011, Ms. Rizzo telephoned and conveyed to us one oral comment.   That comment and the Registrant’s response are as follows:

Comment:  We note the following language on page 63 of the Registrant’s base prospectus:

Derivative Agreements. If specified in a related prospectus supplement, a trust may enter into one or more swap agreements to reduce its exposure to currency and/or interest rate risks or to offset basis risk between receivables that pay based on one index and securities that pay based on a different index (emphasis added).  Each trust may also purchase an interest rate cap and/or floor agreements to protect against losses due to interest rate fluctuations.

Please tell us what indices fall under this description and provide your analysis regarding how this complies with 1115 of Regulation AB.

Response:   In any offering of securities under the Registration Statement, payments on the securities will be primarily based on the performance of the receivables or other financial assets in the asset pool.  Depending upon the structure of the transaction, an issuing entity may employ an interest rate or currency swap covering the interest or principal payments on assets in the pool held by the issuing entity.  The swaps will be limited to types of swaps contemplated by Item 1115 of Regulation AB where “. . . the issuing parties may arrange with a counterparty for an interest rate swap or similar swap transaction to provide incidental changes to cash-flow and return, such as where a floating-rate interest is to be paid on ABS backed by financial assets that pay a fixed rate of interest.”  SEC Release 33-8518 (January 7, 2005).  In this section of the base prospectus the term index refers to standard interest rate indices such as Fed Funds, LIBOR or Prime. Further, the primary purpose of such a swap arrangement is not to provide credit enhancement related to the pool assets or the notes but rather to reduce exposure of the issuer’s currency and/or interest rate risks.  The notes will therefore comply with the definition of “asset-backed security” in Regulation AB and the terms will be disclosed under Item 1115 of Regulation AB.

To avoid confusion, we have revised the language in this section in the following manner:

Derivative Agreements. If specified in a related prospectus supplement, a trust may enter into one or more swap, cap or floor agreement to reduce its exposure to currency and/or interest rate risks that pay based on one currency or interest rate index and the related series of securities that pay based on a different currency or interest rate index. In this section the term index refers to standard interest rate indices such as Fed Funds, LIBOR or Prime.

Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (202) 239-3990.

Sincerely, /s/ Carol M. McGee Carol M. McGee A Partner

cc: Gary D. Roth, Esq.
     Alston & Bird LLP

     Reed Auerbach, Esq.
     Bingham McCutchen LLP